Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

03 SEP 10 AM 7:21

Morgan Lewis
COUNSELORS AT LAW


03029914

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

Exemption Number 82-5145

September 8 2003

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
<u>Periodic Disclosure Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Company.

Enclosed herewith is an English summary translation of the notices dated August 13, 2003 to the Argentine National Securities Commission (*Comisión Nacional de Valores*), the Buenos Aires Stock Exchange (*Bolsa de Comercio de Buenos Aires*) and the Argentine Electronic Stock Market (*Mercado Abierto Electrónico*), and a copy of the Company's press release dated August 19, 2003, announcing that the Company has been sued in New York State Supreme Court, New York County, by a holder of its Variable Rate Notes due 2010, which are currently outstanding in an aggregate principal amount of US$22,331,400.

dlw 9/10

Exemption Number 82-5145

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Flavio A. Cardoso

Enclosure

cc: Central Termica Güemes S.A.
Carlos Peralta

Alvarez & Cornejo Costas
Washington Alvarez

Richard Brinnand

Morgan, Lewis & Bockius LLP
Eduardo Vidal

Exemption Number 82-5145


CENTRAL TERMICA
GÜEMES S.A.

CENTRAL TERMICA GÜEMES S.A. ANNOUNCES LAWSUIT BY HOLDER OF ITS VARIABLE RATE NOTES DUE 2010

Description	CUSIP Nos.	ISIN Code	Common Code
Variable Rate Notes due 2010	15548PAD3	US15548PAD33	11844014

New York, New York, August 19, 2003. Central Térmica Güemes S.A. (the "Company"), an Argentine electric power generating company, announced today that it has been sued by Van Eck Global Opportunity Master Fund, Ltd., which alleges that it owns US$4,700,000 in principal amount of its Variable Rate Notes due 2010, which are currently outstanding in an aggregate principal amount of US$22,331,400 (the "Old Notes").

The lawsuit, filed in New York State Supreme Court, New York County on August 5, 2003, alleges, among other things, that the Company made the March 26, 2003 interest payment due on the Old Notes at a rate of 2% per annum, instead of 3% per annum as required under the Indenture that governs the Old Notes, without authorization. In the lawsuit, the plaintiff is requesting a payment of US$23,500, which is equivalent to the difference in the March 26 interest payment, as well as acceleration and payment of the entire principal amount of its Old Notes.

The Company made the March 26 interest payment on the Old Notes at the reduced rate in compliance with the preliminary injunction (*medida cautelar*) issued on March 21, 2003 by the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina, which has jurisdiction over the Company's financial restructuring. The preliminary injunction was granted in connection with the Company's request before the Argentine court to revise the terms of the Creditors' Agreement dated September 12, 2000 (the "Creditors' Agreement"), under which the Old Notes were issued at the completion of the Company's initial financial restructuring (the "Request for Judicial Revision").

Under the terms of this preliminary injunction, all interest payments from and including the March 26, 2003 payment are to be made at the rate of 2% per annum, which is the interest rate of the Company's 2% Notes due 2013 in an outstanding aggregate principal amount of US$31,668,600, issued on March 11, 2003 in exchange for a like amount of the Old Notes. According to this preliminary injunction, the reduction in the March 26 interest payment, or in any subsequent interest payment on the Old Notes, shall not

constitute nor be interpreted as non-compliance by the Company with the terms of the Creditors' Agreement.

A final decision from the Argentine court on the merits of the Company's Request for Judicial Revision is expected in the near future. The Company is eager to consider alternative solutions to the current situation with the plaintiff.

Summary Translation

Letter dated August 13, 2003 from the Company to the Argentine National Securities Commission (*Comisión Nacional de Valores* - CNV).

The Company informs the CNV that it has been sued in New York State Supreme Court, New York County by Van Eck Global Opportunity Master Fund, Ltd., an alleged holder of US$4,700,000 in principal amount of its Variable Rate Notes due 2010 currently outstanding in an aggregate principal amount of US$22,331,400 (Old Notes).

In the lawsuit, plaintiff is asking for:

1. Payment of US$23,500 referent to the reduced payment of interest on the Old Notes made on March 26, 2003, as well as a court declaration of plaintiff's entitlement to receive interest at the higher rate.

It is important to note that the Company made the March 26 interest payment on the Old Notes at the reduced rate of 2% per annum, which is the interest rate of the Company's 2% Notes due 2013 in an outstanding aggregate principal amount of US$31,668,600, in compliance with a preliminary injunction (*medida cautelar*) issued by the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina. This preliminary injunction was granted in connection with the Company's request to revise the terms of the Creditors' Agreement (Request for Judicial Revision).

According to this preliminary injunction, the reduction in the March 26 interest payment, or in any subsequent interest payment on the Old Notes, shall not constitute nor be interpreted as non-compliance by the Company with the terms of the Creditors' Agreement.

2. Acceleration of plaintiff's alleged US$4,700,000 Variable Rate Notes as a result of the March 26 reduced payment of interest.

As of the date hereof, the Argentine court has not yet decided on the merits of the Request for Judicial Revision.

/s/ Leonardo J. Galia
Leonardo Juan Galia
Vice President

Summary Translation

Letter dated August 13, 2003 from the Company to the Buenos Aires Stock Exchange (*Bolsa de Comercio de Buenos Aires* - BCBA).

The Company informs the BCBA that it has been sued in New York State Supreme Court, New York County by Van Eck Global Opportunity Master Fund, Ltd., an alleged holder of US$4,700,000 in principal amount of its Variable Rate Notes due 2010 currently outstanding in an aggregate principal amount of US$22,331,400 (Old Notes).

In the lawsuit, plaintiff is asking for:

1. Payment of US$23,500 referent to the reduced payment of interest on the Old Notes made on March 26, 2003, as well as a court declaration of plaintiff's entitlement to receive interest at the higher rate.

It is important to note that the Company made the March 26 interest payment on the Old Notes at the reduced rate of 2% per annum, which is the interest rate of the Company's 2% Notes due 2013 in an outstanding aggregate principal amount of US$31,668,600, in compliance with a preliminary injunction (*medida cautelar*) issued by the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina. This preliminary injunction was granted in connection with the Company's request to revise the terms of the Creditors' Agreement (Request for Judicial Revision).

According to this preliminary injunction, the reduction in the March 26 interest payment, or in any subsequent interest payment on the Old Notes, shall not constitute nor be interpreted as non-compliance by the Company with the terms of the Creditors' Agreement.

2. Acceleration of plaintiff's alleged US$4,700,000 Variable Rate Notes as a result of the March 26 reduced payment of interest.

As of the date hereof, the Argentine court has not yet decided on the merits of the Request for Judicial Revision.

/s/ Leonardo J. Galia
Leonardo Juan Galia
Vice President

Summary Translation

Letter dated August 13, 2003 from the Company to the Argentine Electronic Stock Market (*Mercado Abierto Electrónico* - MAE).

The Company informs the MAE that it has been sued in New York State Supreme Court, New York County by Van Eck Global Opportunity Master Fund, Ltd., an alleged holder of US$4,700,000 in principal amount of its Variable Rate Notes due 2010 currently outstanding in an aggregate principal amount of US$22,331,400 (Old Notes).

In the lawsuit, plaintiff is asking for:

1. Payment of US$23,500 referent to the reduced payment of interest on the Old Notes made on March 26, 2003, as well as a court declaration of plaintiff's entitlement to receive interest at the higher rate.

It is important to note that the Company made the March 26 interest payment on the Old Notes at the reduced rate of 2% per annum, which is the interest rate of the Company's 2% Notes due 2013 in an outstanding aggregate principal amount of US$31,668,600, in compliance with a preliminary injunction (*medida cautelar*) issued by the Insolvency and Commercial Court of First Instance, in the city and province of Salta, Argentina. This preliminary injunction was granted in connection with the Company's request to revise the terms of the Creditors' Agreement (Request for Judicial Revision).

According to this preliminary injunction, the reduction in the March 26 interest payment, or in any subsequent interest payment on the Old Notes, shall not constitute nor be interpreted as non-compliance by the Company with the terms of the Creditors' Agreement.

2. Acceleration of plaintiff's alleged US$4,700,000 Variable Rate Notes as a result of the March 26 reduced payment of interest.

As of the date hereof, the Argentine court has not yet decided on the merits of the Request for Judicial Revision.

/s/ Leonardo J. Galia
Leonardo Juan Galia
Vice President